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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             ALGIERS RESOURCES, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    200506103
                                 (CUSIP Number)

                              Elliot Lutzker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 April 26, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  200506103


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Command International Group, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         5,239,238

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,239,238

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,239,238

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (See Instructions)
                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.  Security and Issuer.

         This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of Algiers Resources, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 317 Madison Avenue, Suite 230, New York, New York 10017.

Item 2.  Identity and Background.

         (a) This Statement is being filed by Command International Group, Inc. ("Command").

         (b) The business address of Command is 1090 King George's Post Road, Suite 802, Edison, New Jersey 08837.

         (c) The principal business of Command is a provider of web-based and LAN based software solutions through its wholly-owned subsidiaries, Command Line Corp. and Command Internet Corp.

         (d)-(e) No executive officer or director of Command, nor any controlling shareholder of Command, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Command is a corporation organized under the laws of Delaware and Robert Fallah, the sole officer and director and controlling shareholder of Command is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         On July 1, 2002, Command and Command International Acquisition Corporation ("CIAC") entered into a Plan and Agreement of Reorganization, which was subsequently amended on February 24, 2003, whereby CIAC was given the right to acquire all of the issued and outstanding shares of common stock of Command in exchange for 5,239,238 shares of CIAC stock.

         On March 20, 2003, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Algiers Merger Co., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub") and CIAC whereby CIAC merged with and into Merger Sub. The merger closed as of April 26, 2003. Pursuant to the Merger Agreement, (i) each outstanding share of common stock, par value $0.0001 per share, of CIAC ("CIAC Common Stock") was converted into one share of Common Stock of the Issuer. As a condition of the merger, CIAC assigned all of its rights under the Plan of Reorganization to the Issuer. As a result, Command owns 5,239,238 shares of the Issuer in exchange for the Issuer owning all of the issued and outstanding shares of common stock of Command.

Item 4.  Purpose of Transaction.

         Command acquired the shares pursuant to the Merger Agreement.

         Except as otherwise described herein, neither Command nor any of its executive officers, directors or controlling shareholders have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.


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Item 5.  Interest in Securities of the Issuer.


         (a) At the date of this Statement, Command beneficially owns 44.4% or approximately 5,239,238 shares of Common Stock of the Issuer. This is based upon 11,801,976 shares of Common Stock issued and outstanding as of the close of the merger on April 26, 2003.

         (b) Command has sole disposition and voting power with respect to 5,239,238 shares of Common Stock.

         (c) Other than the merger, no other transactions in the Common Stock were effected in the past 60 days.

         (d) Not Applicable.

         (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The 5,239,238 shares of Common Stock of the Issuer issued in the name of Command are being held in escrow on behalf of the Command shareholders. Pursuant to the terms and conditions of the Merger Agreement these shares will be released from escrow at such time as they are registered with the Securities and Exchange Commission or an opinion of counsel is provided that the issuance of shares is exempt from registration.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Command, or any of its executive officers, directors or controlling shareholders, and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit           Description
-------           -----------

1. Agreement and Plan of Merger, dated March 20, 2003, by and between the Company, Algiers Merger Co. and Command International Acquisition Corp. (1)

2. Plan and Agreement Reorganization dated as of July 1, 2002, as amended as of February 24, 2003, by and between Command International Acquisition Corp. and Command International Group, Inc. (1)

------------------
(1) Incorporated by reference to the Issuer's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on April 15, 2003.


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SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: May 6, 2003

                                              Command International Group, Inc.



                                               /s/ Robert Fallah
                                              ------------------
                                              By: Robert Fallah
                                              Title: Chief Executive Officer


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